May 13, 2010

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Discover Financial Services
Form 10-K for Fiscal Year Ended November 30, 2009
File No. 001-33378

Dear Mr. Nolan:

Discover Financial Services (the “Company”) is pleased to respond to your letter dated April 29, 2010. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Item 7.	Management’s Discussion and Analysis

Loan Quality – Delinquencies, page 69

1.	We note your response and revised disclosures on pages 57 and 58 in your February 28, 2010 Form 10-Q to prior comment 2, including your belief that loans for which temporary hardship concessions have been granted do not constitute a troubled debt restructuring (TDR) principally because the concessions are temporary in nature. Please address the following related to loans modified under your temporary hardship concession program:

a.	Beyond the fact that the concessions are temporary in nature, tell us what accounting literature you relied on as a basis in concluding that the modifications do not constitute TDRs. In this regard, specifically address in your response the fact that because you are not collecting all of the contractual principal and interest due under the original loan terms, it would appear that you may have granted a concession. Further, please also address in your response the fact that it appears that you may not have granted these modifications if the borrower had not been experiencing financial difficulty.

Our considerations in determining whether or not temporary hardship program loans constitute troubled debt restructurings (“TDRs”) included these key factors:

•

The majority of the concessions granted under these programs are similar to concessions granted in the normal course of business, as opposed to concessions granted only in the event of a borrower’s financial difficulty (see ASC 310-40-15-5);

•	The example provided in ASC 310-40-15-12(c) indicates that loan modifications made for competitive reasons are not TDRs; and

•	The concessions granted are temporary, like those made for customer retention purposes.

In considering the applicability of the accounting guidance for TDRs to credit card lending, we believe it is important to recognize the differences between this type of lending and other forms of consumer lending. While there are numerous differences between credit cards and other consumer loan types, perhaps the most relevant difference is the active modification of terms through which card issuers seek to ensure a long-term, profitable lending relationship with the cardholder. We believe that recognizing this difference is critical to understanding our conclusions on the applicability of TDR accounting to a credit card receivables portfolio.

Because of the revolving nature of credit cards, credit card lending comprises a continuous cycle of borrowing and repayment. Nearly every other form of consumer credit involves a single, discrete extension of credit with payment terms that generally do not change over the life of a fixed-term lending relationship. In contrast, the credit cardholder relationship is intended to be revolving and long-term. Contractual terms concerning interest rates, fees and available credit lines are routinely modified in an effort to build brand loyalty as well as to ensure prudent credit management. Rarely are the original loan terms left unchanged throughout the term of a credit card lending relationship.

Consumers are continuously provided credit card opportunities from competitors. In the ordinary course of business we may lower interest rates, waive fees, and adjust credit limits in an effort to retain the relationship with the customer. There are other cases, such as limited use or inactive accounts, in which we will raise rates or reduce lines of credit to mitigate risk. Managing credit card revolving lines of credit is not simply focused on managing the return of an individual loan in the short run, but rather the management of the entire set of transactions throughout the life of the line of credit. This may mean making short term customer accommodations to maximize the profitability of the relationship in the long run, which are often unrelated to a customer’s financial condition.

Our temporary hardship concessions do not include forgiveness of unpaid principal. The concessions are generally for a number of months and cannot exceed 12 months. They generally include the following: a temporarily reduced interest rate, a temporarily reduced minimum payment (subject to bank regulatory guidelines), or the waiver of certain unpaid interest charges and fees. However, the nature of the interest and fee concessions is similar to the modifications made in the ordinary course of business to retain customer relationships.

The accounting literature we relied on in determining that the kinds of modifications that we make in our temporary concessions do not constitute a TDR is ASC 310-40-15-5. That guidance defines a troubled debt restructuring as a restructuring in which “the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.” An interest rate reduction and waivers of certain recently accrued charges for interest or fees are not modifications that we “would not otherwise consider” apart from a customer’s financial hardship. On the contrary, credit card interest rate reductions, fee waivers, and other accommodations are often granted upon request for the purpose of developing long-term customer loyalty and retaining a creditworthy borrower who might otherwise accept a competitor’s credit card offer.

The reduction of the contractual rate of interest to retain a customer who may be otherwise inclined to accept a competitor’s offer is consistent with the example in ASC 310-40-15-12(c), which provides that reducing an interest rate to maintain a customer relationship is one type of modification that would not constitute a troubled debt restructuring even if the debtor is experiencing some temporary financial difficulties. The ultimate goal of the temporary hardship program is to assist a customer who is experiencing temporary cash flow difficulties caused by a situation such as illness, divorce, or a layoff. Assisting customers in this manner contributes to customer loyalty over the long term and is in the best interest of our business.

Contrary to our permanent workout programs, which result in permanent modifications that we would not otherwise consider making in the normal course of business and which are therefore accounted for as TDRs, our temporary hardship program accommodations are similar to those frequently made in the normal course of business. These concessions are never longer than twelve months. If a customer who has been granted a temporary concession makes two late payments, they are disqualified from the program and their terms revert to standard rates. In addition, at the end of the agreed upon period, the customer’s account reverts to the terms existing prior to entering the program. As a result, we have concluded that these temporary modifications do not meet the definition in ASC 310-40-15-5. We believe this position results in appropriate accounting treatment in light of the nature of the credit card business where such modifications commonly occur as a part of the ongoing strategic management of the lending relationship.

b.	Provide us with additional information regarding how the allowance is established for these loans. To this extent, please address in your response how these loans migrate into and out of various homogeneous pools before and after you grant the concession, as well as after the customer fails to make payments as indicated under the modified terms offered on a temporary basis.

Given our view that loans in our temporary hardship program do not meet the definition of TDRs, these loans are included among the credit card receivables that we analyze for impairment on a pooled basis under the contingent loss model of ASC 450-20, Loss Contingencies (guidance formerly contained in FASB Statement No. 5, hereinafter “SFAS 5”) for purposes of establishing and maintaining a loan loss reserve for these loans. These loans do not migrate out of the SFAS 5 pool, rather they are considered for impairment as part of the SFAS 5 pool along with all other consumer credit card loans that are not TDRs.

The Company’s estimation of the allowance for loan loss under SFAS 5 begins with a migration analysis of delinquent and current credit card receivables, which includes the historical performance of receivables in our temporary hardship program. In determining the proper level of the allowance for loan losses, we consider factors that may impact loan loss experience, including volumes and trends of credit card loans that have been granted temporary concessions. The loss emergence period of credit card loans in temporary programs, as well as all other credit card loans that are not TDRs, is a factor that we consider in making adjustments to the migration analysis.

If a customer who has been granted a temporary concession makes two late payments, they are disqualified from the program and their terms revert to standard rates. This event would not cause the receivable to migrate out of the SFAS 5 pool, but would result in movements among the delinquency classifications in the migration analysis.

As indicated in our letter to the Staff dated April 9, 2010, loans for which temporary concessions were in effect amounted to less than 1% of total credit card receivables as of November 30, 2009. The proportion of our credit card portfolio included in temporary hardship programs has remained relatively stable, and the increase in the reported balance at December 1, 2009 was due to the adoption of SFAS No. 166 and 167. Even after the consolidation of securitized credit card receivables under SFAS 166 and 167, the aggregate balance of loans in temporary hardship programs remained below 1% of total credit card receivables at February 28, 2010. Given the short term nature of the temporary hardship program concessions and the amount of receivables involved, the measure of impairment under ASC 310-40-35 (SFAS 114), which would apply if these were accounted for as TDRs, is not materially different than the estimated loan loss that is computed by analyzing these loans for impairment as part of the SFAS 5 pool.

2.	We note your response and revised disclosures on pages 57 and 58 in your February 28, 2010 Form 10-Q to prior comment 2, including your belief that loans that have been modified through working with consumer credit counseling agencies (CCCA) and which involve smaller concessions do not constitute troubled debt restructurings (TDR). Your response indicates that these modifications are not viewed as TDRs as they are short-term in nature and the concessions are not made solely on the basis of the borrower’s financial conditions. Furthermore, your response indicates that failure to participate in these programs would increase the likelihood of loss. Please address the following related to loans modified under the CCCA program:

a.	Beyond the fact that the concessions are short-term in nature, tell us what accounting literature you relied on as a basis in concluding that the modifications do not constitute TDRs. In this regard, specifically address in your response the fact that because you are not collecting all of the contractual principal and interest due under the original loan terms, it would appear that you may have granted a concession.

Our considerations in determining whether or not to treat participation in Consumer Credit Counseling Agency (“CCCA”) programs as TDRs are centered around the customer not displaying characteristics of one under financial distress (see ASC 310-40-15-5) and included these key factors:

•	Generally, these customers are not delinquent at the time they enter the program; and

•	Historically, the loans in CCCA programs as a group perform better than the majority of the population of loans in our credit card portfolio.

The accounting literature we relied on in determining that loans of our customers who are working with a CCCA do not constitute TDRs is the definition provided in ASC 310-40-15-5. That provision defines a troubled debt restructuring as a restructuring in which “the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.”

Modifications we make to CCCA program loans include a reduced, fixed interest rate and a negotiated monthly payment, but they do not involve the forgiveness of unpaid interest or principal. The negotiated monthly payment under a CCCA program is at least equal to the calculated minimum monthly payment required under the customer’s original terms. This negotiated payment is a commitment from the borrower, not a contractual obligation. If the borrower makes two late payments while in the program, they revert to the terms in place prior to the CCCA arrangement. The minimum monthly payment terms are not modified as part of this arrangement.

Based on our experience with loans of CCCA program participants relative to the vast majority of our loans (which are not subject to any type of modification program), they generally do not display the characteristics of a borrower experiencing financial difficulties. There are two key factors which support this conclusion: the status of accounts upon their enrollment into a CCCA program and the charge-off rates observed on this pool of loans.

As noted in our letter to the Staff dated April 9, 2010, the majority of cardmembers working through a CCCA program are not delinquent at the time of their enrollment in the program. During the year ended November 30, 2009, more than 84% of the receivables associated with new CCCA enrollments were less than 30 days past due. Additionally, in the analysis of our CCCA loan portfolio, we have noted that our annual charge-off rates on these loans are significantly lower (i.e., more favorable) than comparable measures on our portfolio of credit card receivables as a whole.

For these reasons, we have concluded that TDR accounting should not be applied to this group of loans. Accordingly, these loans are included among the credit card receivables that we analyze for impairment on a pooled basis under the contingent loss model of ASC 450-20 (SFAS 5) for purposes of establishing and maintaining a loan loss reserve for these loans.

b.	Based on the fact that you believe participation in this program decreases the likelihood of a credit loss, it appears that your rationale for making these modifications is due, at least in part, to the borrower’s financial condition. Therefore, even though these may be higher quality borrowers, a predominate reason for pursuing this program is loss mitigation. In this regard, it is unclear why you would otherwise grant the borrower the concession if you did not believe it would improve your ability to collect on the loan because of their financial difficulty. Therefore, tell us in more detail how you considered this fact in determining that you were not making a concession under ASC 310-40-35.

As discussed above in our response to question 2(a), our rationale for not considering these loans to be TDRs is that the accounts of the vast majority of borrowers are not delinquent upon entering the program, the accounts typically do not become delinquent after entering the program, and the loss rate on loans in CCCA programs is more favorable than the loss rate on our credit card portfolio as a whole. Therefore, we do not consider the interest rate concession to have been granted based on financial difficulty. Based on our conclusion that the interest rate concession for CCCA loans does not constitute a TDR as defined in ASC 310-40-15-5, we concluded this concession is not within the scope of ASC 310-40-35.

The interest rate reduction that we grant to customers in CCCA programs is a standard concession promoted by the National Foundation for Credit Counseling (“NFCC”) and agreed to by many of our competitors. We believe that failure to work with customers who enroll in these programs would put us at a competitive disadvantage relative to other major credit card issuers.

As indicated in our letter to the Staff dated April 9, 2010, loans in CCCA programs amounted to approximately 1.5% of total credit card receivables as of November 30, 2009. The proportion of our credit card portfolio included in CCCA programs has remained relatively stable, and the increase in the reported balance at December 1, 2009 was due to the adoption of SFAS No. 166 and 167. Even after the consolidation of securitized credit card receivables under SFAS 166 and 167, the aggregate balance of loans in CCCA programs remained at approximately 1.5% of total credit card receivables at February 28, 2010. Given the amount of receivables involved and the overall credit quality of these loans, the measure of impairment under ASC 310-40-35 (SFAS 114), which would apply if these were accounted for as TDRs, is not materially different than the estimated loan loss that is computed by analyzing these loans for impairment as part of the SFAS 5 pool.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/s/ Roy A. Guthrie
Roy A. Guthrie
Executive Vice President and Chief Financial Officer

cc:	Ms. Brittany Ebbertt, Securities and Exchange Commission
Mr. John S. England, Deloitte & Touche LLP

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